September 15, 2020

BY EDGAR

Ms. Sonia Bednarowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Flushing Financial Corporation

Form S-4 Registration Statement

File No. 333-235411

Post-Effective Amendment No. 1 filed on August 31, 2020 and Post-Effective Amendment No. 2 filed on September 15, 2020

Dear Ms. Bednarowski:

On behalf of the Flushing Financial Corporation (the “Company”), we are responding to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) on September 4, 2020, regarding the above-referenced Post-Effective Amendment No. 1 filed by Flushing. Set forth below is Flushing’s response to the comment. For ease of reference, we have included the Staff’s comment in its entirety in bold italics preceding the corresponding responses. Since our receipt of the Staff’s comment, Flushing has filed Post-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (as amended, the “Registration Statement”) on September 15, 2020, which contains disclosure responsive to the Staff’s comment.

Comment

Please provide a tax opinion supporting the tax matters and consequences to shareholders described in the prospectus pursuant to Item 601(b)(8) of Regulation S-K. In this regard, we note your disclosure on page 84 that Flushing and Empire are of the view and intend to take the position that the merger transaction will constitute a reorganization within the meaning of Section 368(a) of the IRC, but whether or not the transaction will qualify for the intended tax treatment is not entirely free from doubt. Because this prospectus represents that the transaction may be tax free, the tax opinion addressing the material federal tax consequences is required. For guidance, please refer to Section III.A.2. of Staff Legal Bulletin 19 regarding when a tax consequence is material to investors and section III.C.4 of Staff Legal Bulletin 19 regarding opinions subject to uncertainty.

Arnold & Porter Kaye Scholer LLP
250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

September 15, 2020

Response to Comment

In response to the Staff’s comment, Flushing has updated its disclosure in Amendment No. 2 to the Registration Statement and included the opinion of Arnold & Porter Kaye Scholer LLP as Exhibit 8.1 and the opinion of Fenimore, Kay, Harrison & Ford, LLP as Exhibit 8.2. Please see pages 7-8 (What are the U.S. federal income tax consequences of the merger to Empire shareholders?), page 18 (Material U.S. Federal Income Tax Consequences of the Merger), page 31 (The Merger May Not Qualify as a “Reorganization” Within the Meaning of Section 368(a) of the Code.), page 85 (U.S. Federal Income Tax Consequences of the Merger Generally) and page 126 (Legal Matters) for disclosure related to the tax consequences of the proposed merger.

Enclosed herewith are changed pages from Amendment No. 2, marked to reflect the tax disclosure that was changed pursuant the Staff’s comment relative to the prior disclosure in Post-Effective Amendment No. 1.

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September 15, 2020

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-7477 or Robert.Azarow@arnoldporter.com, or Stephanie G. Nygard at (212) 836-8336 or Stephanie.Nygard@arnoldporter.com.

Very truly yours,

/s/ Robert C. Azarow

Robert C. Azarow

Enclosure

cc:	Susan K. Cullen

Flushing Financial Corporation

Geoffrey Kay, Esq.

Fenimore, Kay, Harrison & Ford, LLP